Exhibit 99.1 Press release

WiLAN Receives Favorable Ruling on Key Television Patent

OTTAWA, Canada – April 4, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the Patent Trial and Appeal Board (“PTAB”) has ruled in WiLAN’s favour by denying the institution of an inter partes review (“IPR”) against one of the Company’s patents.

The IPR is a mechanism that can be used to challenge whether a patent should have been granted in the first place. Sharp Corporation and Sharp Electronics Corporation used this mechanism to challenge the validity of patent No. 6,359,654 by claiming that the subject matter did not represent a novel invention. The PTAB disagreed with this claim, reaffirming the validity of the patent.

WiLAN will continue to seek licenses to this important technology that enables the presentation of video on digital monitors. This patent is currently involved in litigation with Sharp Corporation, LG, Vizio Inc., ON Corp, and Sansui America.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

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